UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2025
Commission File Number: 001-41253

Super Group (SGHC) Limited
(Translation of registrant’s name into English)

Super Group (SGHC) Limited
Bordeaux Court, Les Echelons
St. Peter Port, Guernsey, GY1 1AR
Telephone: +44 (0) 14 8182-2939
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐

CONTENTS
Submission of Matters to a Vote of Security Holders.
On June 16, 2025 Super Group (SGHC) Limited (NYSE: SGHC) held its 2025 Annual Meeting of Shareholders (the “Annual Meeting”).
Represented at the Meeting were 404,500,776 shares, or 79.99%, of the Company’s 505,657,475 shares entitled to vote at the Meeting. The following matters were voted upon at the Annual Meeting and below are the voting results:

	FOR		AGAINST		ABSTAIN
	Votes	% of Votes	Votes	% of Votes	Votes
Resolution 1
Super Group shareholders approved an ORDINARY RESOLUTION that the annual report, the audited financial statements, the Directors’ report and the Auditor’s report for the financial year ended 31 December 2024 were received and approved:	404,340,841	99.96%	3,893	—%	156,042

Resolution 2
Super Group shareholders approved an ORDINARY RESOLUTION appointing Deloitte LLP as Auditor of the Company for the financial year ended 31 December 2025 until the end of the next annual general meeting of the Company in accordance with section 257(4) of the Companies (Guernsey) Law, 2008, as amended (the "Companies Law"):	404,473,849	99.99%	13,951	—%	12,976

Resolution 3
Super Group shareholders approved an ORDINARY RESOLUTION to authorize the Directors of the Company to determine the remuneration of the Auditor in accordance with section 259(a)(ii) of the Companies Law	404,477,880	99.99%	7,362	—%	15,534

Resolution 4
Super Group shareholders approved an ORDINARY RESOLUTION confirming the re-appointment of Eric Grubman as a director of the Company from the end of the AGM until the end of the next annual general meeting of the Company:	404,317,513	99.95%	177,336	0.04%	5,927

Resolution 5
Super Group shareholders approved an ORDINARY RESOLUTION confirming the re-appointment of John Le Poidevin as a director of the Company from the end of the AGM until the end of the next annual general meeting of the Company:	403,961,196	99.87%	533,712	0.13%	5,868

Resolution 6
Super Group shareholders approved an ORDINARY RESOLUTION confirming the re-appointment of Robert James Dutnall as a director of the Company from the end of the AGM until the end of the next annual general meeting of the Company:	402,279,347	99.45%	2,215,458	0.55%	5,971

Resolution 7
Super Group shareholders approved an ORDINARY RESOLUTION confirming the re-appointment of Natara Holloway Branch as a director of the Company from the end of the AGM until the end of the next annual general meeting of the Company:	404,467,094	99.99%	27,678	0.01%	6,004

	FOR		AGAINST		ABSTAIN
	Votes	% of Votes	Votes	% of Votes	Votes
Resolution 8
Super Group shareholders approved an ORDINARY RESOLUTION confirming the re-appointment of Jonathan Jossel as a director of the Company from the end of the AGM until the end of the next annual general meeting of the Company:	403,153,288	99.67%	1,341,620	0.33%	5,868

Resolution 9
Super Group shareholders approved an ORDINARY RESOLUTION confirming the re-appointment of Merrick Wolman as a director of the Company from the end of the AGM until the end of the next annual general meeting of the Company:	404,201,062	99.93%	293,647	0.07%	6,067

Resolution 10
Super Group shareholders approved an ORDINARY RESOLUTION confirming that the Company be and is hereby generally and unconditionally authorized, in accordance with section 315 of the Companies Law, subject to all other applicable legislation and regulations, to make market acquisitions (within the meaning of section 316 of the Companies Law) of its own Shares (as defined in the Company's Articles of Incorporation) (the "Shares"), on such terms and in such manner as the Directors may from time to time determine and which may be cancelled or held as treasury shares in accordance with the Companies Law, provided that:
	381,485,631	94.31%	22,983,499	5.68%	31,646
a.the maximum aggregate number of Shares authorized to be purchased under this authority shall not exceed 14.99% of the Shares in issue (excluding Shares held in treasury) as at the date this resolution is passed;
b.the minimum price (exclusive of expenses) which may be paid for a Share shall be 1% of the average market value of a Share for the three Business Days prior to the day the purchase is made;
c.the maximum price (exclusive of expenses) which may be paid for a Share shall be not more than 110% the of the average market value of a Share for the three Business Days prior to the day the purchase is made;

such authority to expire on the date which is 15 months from the date of passing of this resolution or, if earlier, at the end of the annual general meeting of the Company to be held in 2026 (unless previously renewed, revoked or varied by the Company by ordinary resolution) save that the Company may make a contract to acquire Shares under this authority before its expiry which will or may be executed wholly or partly and the Company may make an acquisition of Shares pursuant to such a contract.

	FOR		AGAINST		ABSTAIN
	Votes	% of Votes	Votes	% of Votes	Votes
Resolution 11
Super Group shareholders approved an ORDINARY RESOLUTION confirming that the Company be and is hereby generally and unconditionally authorized, in accordance with section 314 of the Companies Law, subject to all applicable legislation and regulations, to acquire its own Shares, on the terms set out in the form of buyback contract circulated with this document (the "Buyback Agreement") and that the terms of the Buyback Agreement be approved and authorized in all respects, provided that:	404,398,317	99.97%	70,046	0.02%	32,413
a.the maximum aggregate number of Shares authorized to be purchased under this authority shall not exceed 14.99% of the Shares in issue (excluding Shares held in treasury) as at the date this resolution is passed;
b.the minimum price (exclusive of expenses) which may be paid for a Share shall be 1% of the average market value of a Share for the three Business Days prior to the day the purchase is made;
c.the maximum price (exclusive of expenses) which may be paid for a Share shall be not more than 100% of the closing market value of a Share on the Business Day prior to the day the purchase is made,

such authority to expire at the end of the annual general meeting of the Company to be held in 2027 (unless previously renewed, revoked or varied by the Company by ordinary resolution) save that the Company may make a contract to acquire Shares under this authority before its expiry which will or may be executed wholly or partly after its expiration and the Company may make an acquisition of Shares pursuant to such a contract.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPER GROUP (SGHC) LIMITED

Date: June 18, 2025	By:	/s/ Robert James Dutnall
	Name:	Robert James Dutnall
	Title:	Authorized Signatory